Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Fiscal Year Ended January 31, 2010	Fiscal Year Ended February 1, 2009	Fiscal Year Ended February 3, 2008
Income before provision for income taxes	$(251)	$1,570	$(10,102)
Add: Total fixed charges (per below)	37,645	40,888	44,932
Less: Capitalized interest	640	522	151

Total income before provision for income taxes, plus fixed charges, less capitalized interest	36,754	41,936	34,679

Fixed charges:
Interest expense (1)	22,438	26,787	31,681
Capitalized interest	640	522	151
Estimate of interest included in rental expense (2)	14,567	13,579	13,100

Total fixed charges	$37,645	$40,888	$44,932

Ratio of earnings to fixed charges (3)	0.98x	1.03x	0.77x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.

(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).

(3)	Earnings for the fiscal year ended January 31, 2010 and February 3, 2008 were insufficient to cover the fixed charges by $891 and $10,253, respectively.